J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179

Goldman, Sachs & Co.

200 West Street
New York, NY 10282

October 4, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	KYTHERA Biopharmaceuticals, Inc. Registration Statement on Form S-1 Registration File No. 333- 181476

Dear Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of KYTHERA Biopharmaceuticals, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:30 p.m. Eastern Daylight Time on October 9, 2012, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as representatives of the several Underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated September 24, 2012:

(i)             Dates of distribution: September 24, 2012 through the date hereof

(ii)          Number of prospective underwriters to which the preliminary prospectus was furnished: 4

(iii)       Number of prospectuses furnished to investors: approximately 5410

(iv)      Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 200

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC

GOLDMAN, SACHS & CO.

Acting severally on behalf of themselves and the several Underwriters

J.P. Morgan Securities LLC

By:	/s/ Khaled Habayeb
Name:	Khaled Habayeb
Title:	Vice President

Goldman, Sachs & Co.

By:	/s/ Adam T. Greene
Name:	Adam T. Greene
Title:	Vice President

[Signature Page to the Acceleration Request]